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                            May 11, 2023

       Kurt Workman
       Chief Executive Officer
       Owlet, Inc.
       3300 North Ashton Boulevard, Suite 300
       Lehi, Utah 84043

                                                        Re: Owlet, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2023
                                                            File No. 333-271459

       Dear Kurt Workman:

              We have limited our review of your registration statement to those issues we have addressed in this comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3, Filed April 26, 2023

       General

   1. You do not appear to be eligible to use Form S-3 for the proposed transaction. In this regard, we note that
your periodic report on Form 8-K, filed December 6, 2022, regarding the deficiency letter
received from the NYSE on November 29, 2022 was due on
                                                        December 5, 2022. See
General Instruction B.1 to Form 8-K. To be eligible to use Form
                                                        S-3, registrants must
timely file all required reports during the twelve calendar months prior to the filing of
the registration statement, subject to certain limited
                                                        exceptions. See General
Instruction I.A.3(b) of Form S-3. Please amend to register this offering on Form S-1 or
provide us with your analysis regarding how Owlet, Inc. meets the eligibility
requirements to file on Form S-3.
 Kurt Workman
Owlet, Inc.
May 11, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-
7153 with any other questions.



                                                           Sincerely,

FirstName LastNameKurt Workman                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameOwlet, Inc.
                                                           Services
May 11, 2023 Page 2
cc:       Drew Capurro
FirstName LastName